

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 8, 2010

Mr. Jon-Marc Garcia
Chief Executive Officer
DMH International, Inc.
111 Ramble Lane # 105
Austin, TX 78745

      RE: **DMH International, Inc.**
              Registration Statement on Form S-1
              File No. 333-169887
              Filed October 12, 2010

Dear Mr. Garcia:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed October 12, 2010

General

1.   We note numerous statements throughout your document that appear promotional in nature. In this regard, a statement can be promotional even if couched in terms of management's belief or expectation where there is no basis provided in support of such belief or expectation. Examples of such statements in your document include:

- "the eventual strength of the brand and catchy logo provides opportunities for easy penetration into the clothing market" (page one)
- "Dale Mas's merchandise will appeal to a broad range of customers with varying ages and income levels" (page one)
- "our founder's strong roots in the local Austin, Texas business community" (page

one)

- "the formulation of a strong business model based upon the market of the brand Dale Mas" (page one)
- "the brand's broad appeal will be augmented by, and should benefit from the current fashion trend toward casual active wear …" (page 17)
- "there is endless marketing potential for our brand name" (page 18)
- "the company has implemented a growth strategy designed to permit Dale Mas to capitalize on its business strengths" (page 21)
- "our competitive strengths consist of the detailing of the design, the quality of our products and brand name" (page 22)

Please revise to remove these statements or provide a reasonable basis for them.

2.   In several areas of your document you make reference to your products – see, for example, your statement on page eight "[s]ome of our competitors are offering products that are substantially similar, in design and materials, to our products." We also note the statement on page 22 that "the types of shirts that we sell can range from $25 to $100 per shirt." Given your development stage and have not reported sales, please revise the document throughout to clarify, if true, that you do not have a product currently, but rather have a proposed product. Please note this comment is not limited to the specific word product, but should be read to address similar terms in your disclosure such as "current merchandise" on page 18.

Registration Statement Cover Page

3.   Please check the box indicating that you are conducting a delayed or continuous offering pursuant to Rule 415.

4.   We note your statement that the securities covered by the registration statement "may not be sold (except pursuant to a transaction exempt from the registration requirements of the Securities Act) until th[e] registration statement … is declared effective." Please clarify the meaning of this statement and advise whether you are conducting a concurrent private offering.

Prospectus Summary

5.   Please revise the disclosure under Summary of the Offering on page six to briefly summarize the offering type. In this regard we note disclosure elsewhere indicating this is a best efforts, self underwritten offering with no offering minimum.

Risk Factors, page 7

6.   Please revise your page seven risk factor "[i]nvesting in the company is a highly speculative investment …" to address the factors that make an investment in you speculative.

7.   We note your risk factor on page eight that you "may need additional capital in the future." Please revise to quantify your approximate capital needs short term and long term, and clarify the minimum amount of funds necessary to fully implement your business plans. Also, with respect to your statement that you "believe that [y]our current cash and cash equivalents, anticipated cash flow from operations and the net proceeds from this offering will be sufficient to meet [y]our anticipated cash needs for the foreseeable future …" please clarify the amount of cash flows from operations and net proceeds assumed in making this determination. In addition, please include a statement indicating that you have not had cash flows from operations, there is uncertainty regarding the amount of proceeds from your offering, and indicating how long your current cash will support your operations based on current spending patterns.

8.   Please revise your risk factor disclosure to address your current loan payable balance and the fact that it is due on demand. Discuss whether you would be able to repay it with existing funds if it were called.

9.   Please revise your page eight risk factor, and your Liquidity discussion, to disclose your cash balance as of the most recent practicable date.

10.   Your risk factor "We may be unable to implement and manage our growth strategy …" on page nine …" appears generic. Please remove or revise.

11.   We note your page nine risk factor "Because our management has no experience in designing, marketing and selling a clothing line." Please revise here or where appropriate to address whether your management lacks experience producing and distributing clothing. Also, please reconcile the statement regarding your confidence in attracting qualified personnel to the sentence that immediately follows it, indicating that the expense associated with hiring a consultant may not be financially feasible. Similarly, revise here or where appropriate to reconcile the apparent lack of management experience with the characterizations of your brand and "broad appeal" on, for example, pages 8, 17 and 22.

Use of Proceeds, page 12

12.   It is unclear why the table on page 12 does not address what appears to be, from Exhibit 10.4, a $1,000 monthly fee for Mr. Garcia's management services. Please revise or advise.

13.   We note that you reserve the right to change the use of proceeds and to use such funds in your best judgment. Please provide the disclosure contemplated by Instruction 7 to Item 504 of Regulation S-K.

Description of Securities, page 15

14.   On page 16 you refer investors to your Articles, Bylaws, and the applicable statutes of the State of Nevada "for a more complete description of the rights and liabilities of the holders …" Please remove this statement or revise to indicate that you have summarized all material provisions of the foregoing sources in your disclosure document.

Description of our Business, page 17

15.   Please revise to address, in greater detail, your plans to design and produce your product. For example, it is unclear who you anticipate will design your shirts, where they will be manufactured and how you will arrange for distribution. In this regard, it is unclear on what basis you make statements such as "[o]ur apparel will be sold in the United States and abroad to upscale retailers and boutiques." Also, please expand upon the "initial product tests and development" referred to on page 17.

16.   On page 22 you indicate that you do not have any employees. It is unclear why you do not consider Mr. Garcia an employee. Please revise or advise.

17.   Additionally, we note on page 25 that Mr. Garcia has other management positions. Please revise to address the approximate number of hours per week that Mr. Garcia anticipates devoting to your business. We note the statement in the last paragraph on page 27. In this regard, it is unclear if the 15-20 hours is memorialized in any agreements or arrangements. Please revise accordingly.

Management's Discussion and Analysis, page 22

Liquidity and Capital Resources, page 22

18.   We note that your loan payable is due on demand. Please expand your discussion of liquidity and capital resources to describe the impact to your liquidity should your creditor demand payment.

19.   Please discuss commitments that arose subsequent to the balance sheet date. In this respect, it appears you are committed to pay $10,000 to a consultant pursuant to the agreement in Exhibit 10.5.

20.   Please revise to disclose the material terms of the $75,000 loan.

Directors, Executive Officers, Promoters and Control Persons, page 25

21.   Please identify your promoter(s).

23.   Please provide the disclosure contemplated by Item 401(e) of Regulation S-K.

Executive Compensation, page 25

24.   Please revise to provide a total amount in the last column to your Summary
        Compensation table.

25.   We note that in footnote one on page 25 you state that "Mr. Garcia received 5,000,000
        shares of the Company's Common Stock in exchange for his interest in Dale Mas." You
        state on page five and elsewhere, however, that "the Company acquired 100% of the
        issued and outstanding shares of Dale Mas in exchange for 5,000,000 shares of the
        Company's common stock." Please revise to reconcile the apparent inconsistency.

26.   Please revise the table to address the "monthly management fees of $1,000," as
        referenced on page 22, or advise.

Where you Can Find More Information, page 28

27.   We note your disclosure that "[s]tatements contained in this prospectus as to the contents
        of any contract or other document that is filed … are not necessarily complete and each
        such statement is qualified in all respects by reference to the full text of such contract or
        document." Please revise to indicate that you have summarized all material provisions of
        any contract or document included in the scope of this statement.

28.   Please revise to provide the information required by Item 101(h)(5)(i) and (ii) of
        Regulation S-K.

Financial Statements

29.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Notes to the Financial Statements, page F-7

30.   Please provide the disclosures set forth in FASB ASC 855-10-50-1 and -2, as applicable.

Note 3. Recapitalization, page F-10

31.   We note you entered into a merger with Dale Mas, Inc., a related party, whereby you
        acquired 100% interest in Dale Mas and other intellectual property on June 7, 2010.
        Please identify for us the shareholders of each of DMH International, Inc. and Dale Mas,
        Inc., and explain to us why you characterized the merger of these entities as
        recapitalization rather than a reorganization of entities under common control pursuant to
        FASB ASC 805-50-30-5. Revise your disclosure as appropriate to more accurately
        characterize how you accounted for the merger.

32.   Since you have presented financial statements as of a date subsequent to the date the
        transaction occurred, your financial statements should be retroactively restated to reflect

the change in the reporting entity for all prior periods presented pursuant to FASB ASC 205-10-45-21. Accordingly, please revise your financial statements to reflect the operations of Dale Mas, Inc. within the new reporting entity for the applicable periods prior to the transaction date of June 7, 2010 on a retrospective basis. You should present audited financial statements and comparative unaudited interim financial statements for the periods required by Rules 8-02 and 8-03 of Regulation S-X, respectively, and provide the disclosure set forth in FRM ASC 205-10-50-6. In your response, tell us when Dale Mas, Inc. was founded.

Part II

Item 15

33.   We note the reference to Regulation D on page II-2. We also note that it appears you have not filed any Form D notices of sales. Please revise or advise.

Item 17

34.   Please provide your undertakings in the exact form specified in Item 512 of Regulation S-K. We note, for example, that you have altered the language associated with paragraph (a)(1)(ii) and (iii).

Exhibits

35.   We note that you have not filed the form of subscription agreement. Please advise or revise.

Exhibit 5.1

36.   We note that the legal opinion refers to "shares." Please revise to identify the specific securities that are the subject of the legal opinion.

37.   We note that the opinion states that the shares "have been, or shall" be validly authorized, fully paid and non-assessable. Please advise regarding whether any of the shares have already been issued.

38.   We note the statement that counsel assumes no obligation to update its opinion for future changes in the law and that it speaks as of October 8, 2010. Please confirm that counsel will file an updated legality opinion immediately prior to effectiveness.

Exhibit 10.5

39.   Please revise your disclosure to address the material terms of this agreement and the services to be provided by Mr. Gomez. With respect to the services provided pursuant to

clause 2(a), please clarify how you determined that Mr. Gomez was not a promoter within the meaning of the federal securities laws. In this respect, please advise us of the services he is providing to you, any role he played in forming your business or formulating your business plans, and the extent to which he is associated with West Coast Stock Transfer Inc.

<u>Signatures</u>

40.   Please revise to have Mr. Garcia sign in his capacities as Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raquel Howard at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-339 or Jim Lopez at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc.   Wade D. Huettel
Fax: 619.399.0120